SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 7)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [  ]

Securities Act Rule 802 (Exchange Offer)  [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [  ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [  ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [  ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  [ ]

MERUSHAN KABUSHIKI KAISHA
(Name of Subject Company)

MERCIAN CORPORATION
(Translation of Subject Company’s Name into English (if applicable))

JAPAN
(Jurisdiction of Subject Company’s Incorporation or Organization)

KIRIN HOLDINGS COMPANY, LIMITED
(Name of Person(s) Furnishing Form)

N/A
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Shigeto Maeda
10-1 Shinkawa 2-chome
Chuo-ku Tokyo 104-8288, Japan
Telephone: +81-3-5540-3424

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Not applicable.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Attached as Exhibit I is an English translation of the minutes of Mercian Corporation’s shareholders meeting held on November 5, 2010.  The minutes are available in both English and Japanese for inspection by Mercian Corporation shareholders and creditors at the head office of Mercian Corporation.

PART III
CONSENT TO SERVICE OF PROCESS

Form F-X appointing an agent for service of process in connection with the subject transaction was filed concurrently with Form CB filed with the Commission on August 27, 2010.

PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ryoichi Yonemura
(Signature)

Ryoichi Yonemura
General Manager
Strategic Planning Department

(Name and Title)

November 8, 2010

(Date)

Exhibit I

Minutes of the Extraordinary General Meeting of Shareholders

November 5, 2010

Mercian Corporation

Minutes of the Extraordinary General Meeting of Shareholders
(the “Meeting”)

1. Date and Time:	November 5, 2010 (Friday), at 10 a.m.

2. Place:	New Pier Hall, 1st floor, New Pier Takeshiba North Tower 11-1, Kaigan 1-chome, Minato-ku, Tokyo

3. Shareholders Entitled to Exercise Their Voting Rights
Total number of shareholders entitled to exercise their voting rights:	12,357 persons
Voting rights held by all shareholders entitled to exercise their voting rights:	131,847 units

4. Shareholders Who Attended the Meeting
Number of shareholders present entitled to exercise their voting rights:	238 persons
Number of voting rights held by the shareholders present entitled to exercise their voting rights:	68,336 units
Number of shareholders entitled to exercise their voting rights, who submitted the Voting Rights Exercise Form:	2,805 persons
Number of voting rights held by the shareholders entitled to exercise their voting rights, who submitted the Voting Rights Exercise Form:	26,074 units
Number of shareholders who exercised their voting rights (in total):	3,043 persons
Number of voting rights held by the shareholders who exercised their voting rights (in total):	94,410 units

5. Procedure and Results of the Agenda Proceedings
At the predetermined time, prior to the commencement of this Meeting, Hiroshi Ueki, President and CEO, took the seat of Chairman and explained the background and measures to prevent a recurrence regarding the improper transactions by the Fish Feedstuffs Division of Mercian Corporation.
  Then, after the Chairman announced the opening of the Meeting and the secretariat staff reported that the numbers of shareholders present and the voting rights held thereby were as indicated above and that the quorum required for adopting resolutions was satisfied, the Chairman called up the proposition as a matter to be voted on and explained the content thereof.

Proposition: Approval of Share Exchange Agreement between Mercian Corporation and Kirin Holdings Company, Limited

The Chairman stated that he called up the above proposition and explained the share exchange agreement between Mercian Corporation and Kirin Holdings Company, Limited.

  The Chairman was questioned by several shareholders present on the matter to be voted on.

  (Q&A)
Shareholder A:	1)	Why did such a scandal happen at Mercian Corporation (“Mercian”), which is a listed company that has had good compliance and in which the statutory auditors execute their duties well?
	2)	How do you intend to develop Mercian’s strengths in the future?
Chairman:	1)
Even our accounting audits and internal audits failed to catch the skillfully deceptive fraudulent transactions, which included transfers of inventories between warehouses, the use of dummy products for feedstuff inventories, false certificates of deposit balance and collaboration with outsiders on the deceptions.

  In the future, we intend to address tasks such as a review of business processes, focusing on compliance, personnel rotation, enhancing the audit function and thorough financial inspections not only on the feedstuffs business but also on companywide business activities.

	2)
We intend to develop our strengths through enhanced collaboration with the Group companies of Kirin Holdings Company, Limited (“KH”) by growing the Mercian brand for the core business centering on wines.

Shareholder B:	1)
I understand that the “reinforcement of the management base” is one major reason to become a wholly owned subsidiary of KH. However, what do you mean when you say that the purpose is to reinforce corporate governance by becoming a wholly owned subsidiary? Do you mean that Mercian cannot reinforce corporate governance with ordinary shareholders like us?

	2)	I wonder if the genuine officers of Mercian might have had difficulty expressing their opposing viewpoint on becoming a wholly owned subsidiary of KH because of the scandal.
Chairman:	1)
Taking into account the ineffective supervision of the Fish Feedstuffs Division’s businesses, corporate governance should be reinforced by becoming a wholly owned subsidiary, in management’s opinion, through enhanced collaboration with KH and swifter decision making.

	2)	I, Hiroshi Ueki, and Koichi Matsuzawa, President of Kirin Brewery Company, Limited (“KB”), did not participate in voting on the relevant resolutions. The matter was discussed with reference to legal advisers’ opinion and opposite opinions were also discussed.

Shareholder C:
I will become a shareholder of KH’s less-than-one-unit shares. Is it possible for Mercian to dispense with the purchase commission for the relevant shareholders if they request that KH sell the number of shares that will constitute one unit share in total? In addition, do you intend to show goodwill toward your shareholders by sending several wine bottles as a token of your apology?

Chairman:
The share exchange rate was calculated by independent third party valuation institutions that were requested by KH and Mercian. The delivery of less-than-one-unit shares was not initially determined by the share exchange. I am extremely sorry to have been unable to prevent the scandal. Management will strive to rebuild shareholders’ trust by making efforts to prevent the recurrence of similar incidents.

Shareholder D:	But why did it take so long to reveal such a serious issue?
Chairman:
We failed to identify the fraudulent acts because the deceptions were so skillful. Again, we reflect on the weakness of our internal control. First and foremost, we want to improve our internal control.

Shareholder E:	Didn’t you vote for the resolution by giving extra consideration to KH as you came from KB?

You have not yet provided a detailed explanation on the scandal. Didn’t you make a claim for damages against the officers who were involved in the scandal? I would like to ask the statutory auditor to address this question.

Chairman:	To avoid conflicts of interest, I didn’t participate in the resolutions regarding the share exchange. They were adopted from a neutral standpoint.
Statutory Auditor Koki Kiyoshima:

As active involvement in the scandal by any specific officer has not been ascertained according to the report by the Third Party Committee, we have no intention of making a claim for damages at this time.

Shareholder F:
Although you insist no officer was actively involved, isn’t it possible that an officer may have been peripherally responsible? Shouldn’t you retroactively investigate and evaluate the past behavior of the management executives? What will the employee morale be like given the current situation?

Chairman:	Although we recognized superficial phenomena such as considerable delays in crediting trade accounts receivable and the buildup of inventories, we could not determine inappropriate trade and misconduct. We reprimanded several officers on August 20, 2010. In addition, several former executive managing directors and corporate senior vice presidents returned part of their retirement benefits and/or remuneration.

Shareholder G:
I think that the inappropriate trade had already started during the tenure of President Suzuki. Why couldn’t his successor reveal the irregularities? Also, does Mercian intend to integrate or abolish a plant given that KB is abolishing two of its plants?

Chairman:
The inappropriate trade started in 2004 during the tenure of his immediate successor and not during the tenure of the former President Suzuki. We again apologize that we could not find the irregularities. As for the second question, we do not have a plan to integrate or abolish a plant at this time.

Shareholder H:	What was the cause of the inappropriate trade, in your opinion?
Chairman:
I can mention the following four causes or motivations of the inappropriate trade: The fictitious recording of trade accounts receivable by fish farmers; the recording of fictitious sales to compensate for fictitious inventories; circular transactions to conceal massive bad inventories; and the recording of fictitious sales in the pursuit of the continuation of the Feedstuffs Division.

Shareholder I:
Will the Mercian Karuizawa Museum of Art survive after Mercian becomes a wholly owned subsidiary of KH? How will Mercian’s hospitality programs for shareholders be handled (e.g., the distribution of museum tickets and wines)? Will you continue to provide such privileges to Mercian’s former shareholders?

Chairman:
We intend to continue operating the Museum at this time. The continuation of the current hospitality programs for shareholders will be determined by KH’s management, therefore the management of Mercian cannot answer this question. Anyway, we will forward your request.

Shareholder J:	I read an article in today’s Nikkei Shimbun that said Mercian will suspend its fish feedstuffs business. How do you plan to deal with the fish feedstuffs business in the future?
Chairman:
Currently, we are studying various possibilities including the continuation, assignment and liquidation of the business as options. Selling the business is not our top priority. We will reach a final decision on its treatment by the end of 2010.

Shareholder K:
I’ve heard that you as President and CEO and Mr. Matsuzawa will remain as directors of KH. Who on Mercian’s management team will stay on as management executives in KH? I’m afraid that Mercian’s originality could disappear unless several genuine officers remain as directors. What about this point?

Chairman:	I will remain an Outside Director of KH, whereas Mr. Matsuzawa will be the President and CEO of KB. No other transfer of Mercian officers is scheduled at this time.

Shareholder L:
I am an admirer of Mercian shares and a devotee of Mercian wines. I feel that Mercian is now being engulfed by a large company in Kirin. I find it difficult to approve this proposition because Kirin’s attitude as to the treatment of Mercian is unclear.

Chairman:
To our regret, I think the scandal has greatly discredited Mercian. Management therefore determined that becoming a wholly owned subsidiary of KH would be most desirable to regain people’s confidence as soon as possible. We are not in a position to comment on Kirin’s attitude. We hope that Mercian shareholders will become shareholders of KH, which includes Mercian as a Group company.

  Then, the Chairman asked the participants whether he could proceed with the vote on the proposition if there were no more questions. Receiving majority approval, the Chairman proceeded with the vote on the proposition.

Proposition: Approval of the Share Exchange Agreement between Mercian Corporation and Kirin Holdings Company, Limited

  Next, the Chairman stated that he intended to vote on the proposition and requested approval of the proposition. No objection was raised, and the proposition was approved and passed in its original form by a large majority including votes using the Voting Rights Exercise Form.

  As the entire agenda for the Meeting was completed with the above proceedings, the Chairman adjourned the Meeting at 11:36 a.m.

6. Directors and Statutory Auditors Who Attended the Meeting
  Directors present:

Hiroshi Ueki, Hiroshi Tsunekawa, Hiroki Takanashi, Osamu Wada, Masumi Nakamura, Koichi Matsuzawa
  Statutory Auditors present:
Koki Kiyoshima, Tohru Nakajima, Hitoshi Oshima

7. Chairman of the Meeting:	Hiroshi Ueki, President and CEO

8. Director Who Prepared These Minutes:	Hiroshi Ueki, President and CEO